Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Precision Drilling Corporation (“Precision”) 800, 525 – 8th Avenue S.W. Calgary, Alberta, Canada T2P 1G1
Item 2	Date of Material Change

October 5, 2018.

Item 3	News Release

A news release reporting the material change was disseminated through the services of Globe Newswire and filed on SEDAR and EDGAR on October 5, 2018.

Item 4	Summary of Material Change

Precision entered into an arrangement agreement dated October 5, 2018 (the “Arrangement Agreement”) with Trinidad Drilling Ltd. (“Trinidad”), pursuant to which Precision agreed to acquire all of the issued and outstanding common shares of Trinidad including Trinidad Shares issued upon the exercise of Trinidad options prior to the effective date (each, a “Trinidad Share”) on the basis of 0.445 of a common share of Precision (each, a “Precision Share”) for each Trinidad Share held (the “Arrangement”).

The full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov under Precision’s profile.

Item 5.1

Full Description of Material Change

On October 5, 2018, Precision announced that it had entered into the Arrangement Agreement, pursuant to which Precision agreed to acquire all of the issued and outstanding Trinidad Shares on the basis of 0.445 of a Precision Share for each Trinidad Share held including Trinidad Shares issued upon the exercise of Trinidad options prior to the effective date (the “Effective Date”) of the Arrangement. Upon completion of the Arrangement, existing Precision and Trinidad shareholders (“Trinidad Shareholders”) will own approximately 71% and 29% of Precision, respectively.

The Board of Directors of Precision has unanimously determined, having taken into consideration advice from its financial and legal advisors, that the Arrangement is in the best interests of Precision and to recommend that the holders of Precision Shares (the “Precision Shareholders”) vote in favour of the issuance of Precision Shares and the election of one Trinidad nominee to the Board of Directors of Precision pursuant to the Arrangement Agreement. In addition, Precision has agreed to appoint a second Trinidad nominee to the Board of Directors of Precision on the Effective Date.

The Board of Directors of Trinidad has unanimously determined, having taken into consideration advice from its financial and legal advisors, that the Arrangement is fair to the Trinidad Shareholders, is in the best interests of Trinidad and the Trinidad Shareholders and to unanimously recommend that the Trinidad Shareholders and the holders of Trinidad options and stock appreciation rights (together with the Trinidad Shareholders, the “Trinidad Securityholders”) vote in favour of the Arrangement.

The Arrangement Agreement provides for the implementation of the Arrangement by means of a plan of arrangement under the Business Corporations Act (Alberta). The Arrangement Agreement contains customary representations and warranties of each of Trinidad and Precision, non-solicitation covenants by Trinidad and right to match provisions in favour of Precision. Pursuant to the Arrangement Agreement, a non-completion fee of C$20 million will be payable by Trinidad in certain circumstances, including if Trinidad enters into an agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement), if the Board of Directors of Trinidad withdraws or modifies its recommendation with respect to the Arrangement or if any person or group of persons acting jointly and in concert (other than Precision) acquires ownership of more than 50% of the Trinidad Shares excluding securities of Trinidad beneficially owned by such acquiring person or by any person acting jointly or in concert with such acquiring person. The Arrangement Agreement also contains customary covenants of each of Trinidad and Precision relating to, among other things, the operation of their respective businesses prior to the closing of the Arrangement and using commercially reasonable efforts to satisfy the conditions precedent to the Arrangement.

The Arrangement will require approval by 66⅔% of the votes cast by Trinidad Securityholders represented in person or by proxy at a special meeting of Trinidad Securityholders to be called to consider the Arrangement (the “Trinidad Meeting”). The Arrangement will also require approval by the majority of votes cast by the Precision Shareholders at a special meeting of Precision Shareholders (the “Precision Meeting”) to be called to consider an ordinary resolution authorizing the issuance of Precision Shares to the Trinidad Shareholders and the election of a Trinidad nominee the Board of Directors of Precision (in addition to the Trinidad nominee to be appointed to the Board of Directors of Precision) on the Effective Date, in accordance with the terms of the Arrangement Agreement.

All directors and senior officers of each of Trinidad and Precision have entered into voting support agreements, pursuant to which they have agreed, among other things, to vote their shares in favour of the Arrangement, subject to certain permitted exceptions.

In addition to the approval of the Trinidad Securityholders and the Precision Shareholders, the Arrangement will be subject to court and regulatory approvals (including Competition Act (Canada), United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval of the TSX and the New York Stock Exchange for the issuance of Precision Shares pursuant to the Arrangement) and the satisfaction of customary conditions for a transaction of this nature.

A joint management information circular regarding the Arrangement is expected to be mailed to Trinidad Securityholders and Precision Shareholders in November 2018 to seek their approval of the Arrangement, with each of the Trinidad Meeting and the Precision Meeting expected to take place prior to or on December 13, 2018. Closing of the Arrangement is expected to occur in late 2018, subject to receipt of all regulatory approvals.

Item 5.2	Disclosure For Restructuring Transactions

Not applicable.

Item 6	Reliance of Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officers

For more information, please contact: Carey Ford, CFA Senior Vice President and Chief Financial Officer 713.435.6111 Ashley Connolly, CFA Manager, Investor Relations 403.716.4725
Item 9	Date of Report

October 11, 2018.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains certain statements that constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”) including, but not limited to, the proposed acquisition of Trinidad by Precision pursuant to a plan of arrangement, the mailing of a joint management information circular regarding the Arrangement, the dates of the Trinidad Meeting and the Precision Meeting, the estimated value of the exchange ratio of Precision Shares to be issued for Trinidad Shares, the post-Arrangement ownership percentage in Precision of Trinidad’s existing shareholders and the completion of the Arrangement. Forward-looking information and statements typically contains statements with words such as “intend”, “target”, “anticipate”, “plan”, “estimate”, “expect”, “potential”, “could”, “will”, or similar words suggesting future outcomes. All of the forward-looking information and statements in this material change report are qualified by the assumptions that are stated or inherent in such forward-looking information and statements. Although Precision believes these assumptions are reasonable, they are not exhaustive of the factors that may affect any of the forward-looking information and statements and the reader should not place undue reliance on these assumptions and such forward-looking information and statements. The key assumptions that have been made in connection with the forward-looking statements include: that the business of the Trinidad Meeting and the Precision Meeting concludes as anticipated; the timing and receipt of the necessary shareholder, regulatory, court and other approvals; and the timely satisfaction of all other conditions to the closing of the Arrangement. Precision believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results and achievements to differ materially from those expressed or implied by such statements. Although Precision believes the expectations conveyed by the forward-looking information and statements are reasonable based on the information available on the date of such forward-looking information and statements were made, no assurances can be given as to future results and achievements. There is no guarantee that the Arrangement will be completed on the announced terms or at all. Additional information on these and other factors that could affect Precision’s business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2017, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. Undue reliance should not be placed on the forward-looking information and statements contained herein, which are made as of the date hereof and, except as required by law, Precision undertakes no obligation to update publicly or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise. The forward-looking information and statements contained herein are expressly qualified by this cautionary statement.

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.